Exhibit 3.15

CERTIFICATE OF FORMATION

OF

CKB PETROLEUM, LLC

I, the undersigned natural person of the age of eighteen years or more, acting as an authorized person of a limited liability company under the Delaware Limited Liability Company Act, as amended, do hereby submit the following Certificate of Formation for such limited liability company:

ARTICLE I

The name of the limited liability company is CKB Petroleum, LLC.

ARTICLE II

The address of the limited liability company’s initial registered agent in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, I have hereunto set my hand effective as of 12:01 A.M., Houston, Texas time, on this 4th day of February, 2013.

/s/ Jeannie Diep
Jeannie Diep, Authorized Person